June 12, 2019

David Massey
Chief Executive Officer
Solar Integrated Roofing Corp.
12411 Poway Road
Poway, CA 92064

       Re: Solar Integrated Roofing Corp.
           Amendment 5 to Offering Statement on Form 1-A
           Filed June 5, 2019
           File No. 24-10933

Dear Mr. Massey:

        We have reviewed your amended offering statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment 5 to Offering Statement on Form 1-A filed June 5, 2019

Part I. Item 1. Issuer Information
Outstanding Securities, Common Equity, page 4

1. Disclosure that there are 70,951,016 common equity units outstanding is inconsistent with disclosure in Part II that there are 90,535,416 shares of common stock outstanding. Please reconcile the disclosures in Part I and Part II.
Part I. Item 4. Summary Information Regarding the Offering...
Summary Information, page 5

2. Disclosure that the number of securities offered is 50,000,000 is inconsistent with disclosure in Part II that the number of shares of common stock offered is 125,000,000.
       Additionally, disclosure that the number of securities of that class outstanding is
 David Massey
FirstName LastNameDavid Massey
Solar Integrated Roofing Corp.
Comapany NameSolar Integrated Roofing Corp.
June 12, 2019
June 12, 2019 Page 2
Page 2
FirstName LastName
         70,951,016 is inconsistent with disclosure in Part II that the number of shares of common stock outstanding is 90,535,416. Please reconcile the disclosures in
Part I and Part II.
Dilution, page 19

3. There appear to be inconsistencies in the description of your dilution calculation above the table and the actual dilution table. For example, the description above the table indicates that you are using 90,535,416 shares before the offering to calculate dilution, but your table indicates only 70,951,016 shares are being used in your calculation. In addition, your description above the table indicates that you are assuming that the offering is fully subscribed, which appears to be 125,000,000 shares, but your table is indicating that your calculation is based on 50,000,000 shares being sold in the offering. Please revise as necessary.
Results of Operations, page 23

4.       Please revise your discussion to address the following:

             Your discussion of net revenues and gross profit references an increase in revenue.
             Based on your statements of operations, revenues decreased 32% from fiscal year
             2018 to 2019.
             You attribute the decrease in gross profits to increases in professional fees and marketing expenses. However, these expenses appear to be part of operating expenses and not cost of sales.
             In your discussion of personnel expenses, you note that these expenses decreased mainly due to additional office and middle management salaries. It would appear that these factors would increase and not decrease your expenses. There are similar inconsistencies in your discussions of marketing expenses and general and administrative expenses.
Signatures, page 59

5. We note your disclosure that R. Nickolas Jones was appointed as the company's Chief
         Financial Officer and Treasurer effective January 9, 2019. However, Mr. Massey has signed the Form 1-A as Chief Financial Officer. Please revise your signature page to indicate who is signing your offering statement as your principal financial officer and principal accounting officer. Please refer to Instruction 1 to Signatures of Form 1-A.
Exhibit 1-A-12
Legal Opinion of Matheau J.W. Stout P.A., page 1

6. Please revise the first and third paragraphs to reflect the offering of 125,000,000 shares of common stock.

         You may contact Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Terence S.
 David Massey
Solar Integrated Roofing Corp.
June 12, 2019
Page 3

O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Edward M. Kelly, Senior
Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                         Sincerely,
FirstName LastNameDavid Massey
                                                         Division of
Corporation Finance
Comapany NameSolar Integrated Roofing Corp.
                                                         Office of
Manufacturing and
June 12, 2019 Page 3                                     Construction
FirstName LastName